05039750

SECURITIES [illegible] COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-45136

SEC MAIL PROCESSING RECEIVED MAR - 1 2005 WASH. DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2004** AND ENDING **DECEMBER 31, 2004**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

AUERBACH GRAYSON & COMPANY INCORPORATED **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

330 MADISON AVENUE

NEW YORK	**NEW YORK**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID S. GRAYSON, Managing Director **(212) 557 - 4444**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***DAVID S. GRAYSON,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***AUERBACH GRAYSON & COMPANY INCORPORATED,*** as of ***DECEMBER 31, 2004***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ROBERT J. PREZIOSI
Notary Public, State of New York
No. 4900147
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires Oct. 19, 2005

X ____________________
Signature

Managing Director
Title

X ____________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***DAVID S. GRAYSON,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

AUERBACH GRAYSON & COMPANY INCORPORATED,

as of ***DECEMBER 31, 2004***, are true and correct.

I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

Managing Director

(Title)

ROBERT J. PREZIOSI
Notary Public, State of New York
No. 4900147
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires Oct. 19, 2005

(Notary Public)

AUERBACH GRAYSON & COMPANY INCORPORATED AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 729,374
Securities owned - at market value (Note 3)	23,070
Due from broker	308,808
Commissions receivable	627,607
Property, equipment and leasehold improvements - net of accumulated depreciation of $556,807 (Note 2e and 4)	104,190
Other assets	241,487
Total assets	$ 2,034,536

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 258,213
Total liabilities	258,213
Commitments and Contingencies (Notes 5 and 8)	
Liabilities subordinated to the claims of general creditors	
Pursuant to subordinated loan agreement (Note 7)	1,576,792
Minority intererst	194,797
Stockholders' equity (Note 9)	
Common stock	
Class "A", par value $.01 per share	
Authorized: 2,857 shares	
Issued and outstanding: 1,821 shares	18
Class "B", par value $.01 per share	
Authorized: 1,000 shares	
Issued and outstanding: 426 shares	5
Additional paid-in capital	1,257,949
Retained earnings	(1,253,238)
Total stockholders' equity	4,734
Total liabilities and stockholders' equity	$ 2,034,536

The accompanying notes are an integral part of this statement.

AUERBACH GRAYSON & COMPANY INCORPORATED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1- Nature of Business

Auerbach Grayson & Company Incorporated and Subsidiary (The "Company"), a Delaware Corporation, is a broker/dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company's primary business is to provide direct execution of foreign securities to major U.S. institutions through specialized non-U.S. brokers, in accordance with the Securities Exchange Act Rule 15a-6.

The Company operates under the provisions of Paragraph (k) (2) (I) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (I) provides that the company carry no margin accounts, promptly transmits all customer funds and delivers all securities in connection with its activities as a broker, holds no funds or securities or owes no money or securities to customers and effectuates all financial transactions with its customers through a bank account designated as "Special Accounts for the Exclusive Benefit of Customers."

Note 2- Summary of Significant Accounting Policies

a) ***Consolidation***
The consolidated financial statements include the accounts of the Company and its minority-owned subsidiary company, after elimination of all material intercompany accounts, transactions, and profits.

Investee companies in which the Company directly or indirectly owns more than 50% of the outstanding voting securities or those in which the Company has effective control over are accounted for under the consolidation method of accounting. Under this method, an Investee company's balance sheet and results of operations are reflected within the company's Consolidated Financial Statements. Minority interests in the net assets and earnings or losses of a consolidated Investee are reflected in the caption "Minority interest" in the Company's Consolidated Balance Sheet and Statement of Operations. Minority interest adjusts the Company's consolidated results of operations to reflect only the Company's share of the earnings or losses of the consolidated Investee company. Upon dilution of control below 50%, the accounting method is adjusted to the equity of cost method of accounting, as appropriate, for subsequent periods.

b) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Securities owned or sold by the Company are stated at quoted market values. The resulting difference between cost and market is included in operations.

Note 2- Summary of Significant Accounting Policies (Continued)

c) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Income Taxes***
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code. Under the provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income.

e) ***Depreciation and Amortization***
Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

f) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Securities Owned - At Market Value:

Securities owned at quoted market values, are summarized as follows:

	Owned
Common stock	$23,070

Note 4- Property, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2004 are summarized as follows:

Furniture and equipment	$329,836
Leasehold improvements	281,161
	610,997
Less: Accumulated depreciation	(556,807)
	$ 54,190

Note 5- Commitments and Contingencies

Office Lease
The Company leases premises under a lease expiring October 31, 2007. At December 31, 2004, the minimum rental commitment before escalations under the lease is as follows:

Year	Amount
2005	343,387
2006	348,680
2007	290,267

Note 6- Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution, up to 5% of the eligible compensation. For the year ended December 31, 2004, the Company contributed $52,458.

Note 7- Liabilities Subordinated to the Claims of General Creditors

The Company originally borrowed $1,225,000 under subordinated agreements that were to mature in August and October 2004. Under terms of the agreement, the Company agreed to pay the holders of the loans a total of $1,715,000, if held to maturity. Before the loans matured, the Company offered to allow the subordinated loan holders to surrender their loans at a stated amount, and reissue them for a period of three years. The Company will accrue interest, which will be considered additional subordinated capital, at a rate of 20% per annum. Of the original amount borrowed, the holders of a total of $200,000 of subordinated borrowings declined the offer and were paid a total of $280,000 at maturity, which equates to an imputed interest rate of 11.87%. The remaining loan holders whose original loan amounts totaled $1,025,000 converted their loans with a stated amount of $1,332,500.

The subordinated loans, approved by the National Association of Securities Dealers, Inc., mature as follows:

Maturity Date	Original Principal	Accrued Interest	Amount Due at Maturity
February 13, 2007	$1,332,500	$779,500	$2,112,000

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 8- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-U.S. broker/dealers pursuant to the provisions of paragraph (k) (2) (I) of Rule 15c3-3.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

Note 9- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2004, the Company's net capital of $809,444 was $709,444 in excess of its required net capital of $100,000. The Company's net capital ratio was 31.90%.

A copy of the Company's Consolidated Statement of Financial Condition as of December 31, 2004, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the National Association of Securities Dealers, Inc.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Auerbach Grayson & Company Incorporated and Subsidiary
330 Madison Avenue
New York, N.Y. 10017

Gentlemen:

We have audited the accompanying consolidated statement of financial condition of Auerbach Grayson & Company Incorporated and Subsidiary as of December 31, 2004. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Auerbach Grayson & Company Incorporated and Subsidiary as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 9, 2005

AUERBACH GRAYSON & COMPANY INCORPORATED
AND SUBSIDIARY
INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2004

To the Officers and Directors of
Auerbach Grayson & Company Incorporated and Subsidiary
330 Madison Avenue
New York, NY 10017

Gentlemen:

In planning and performing our audit of the consolidated financial statements of Auerbach Grayson & Company Incorporated and Subsidiary for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Auerbach Grayson & Company Incorporated and Subsidiary that we considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II); (2) in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Auerbach Grayson & Company Incorporated and Subsidiary to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations or your net capital, or determination of the reserve requirements and your corresponding Focus Report Part II A filing, except as noted in schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 9, 2005